Seth J. Gottlieb

+1 650 843 5864

sgottlieb@cooley.com

April 4, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo, Legal Branch Chief Jeff Kauten, Staff Attorney Craig Wilson, Senior Assistant Chief Accountant David Edgar, Staff Accountant

Re:	Fastly, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted February 14, 2019
CIK: 0001517413

Ladies and Gentlemen:

On behalf of Fastly, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated March 13, 2019 with respect to the Company’s Confidential Draft Registration Statement on Form S-1, submitted on February 14, 2019. The Company is concurrently and confidentially submitting a revised draft Registration Statement on Form S-1, which includes changes that reflect the responses to the Comments (the “Registration Statement”).

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of the Company’s responses correspond to the page numbers of the Registration Statement, as submitted on the date hereof.

Prospectus Summary, page 1

1.

Please disclose that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering. Disclose the percentage of the voting power to be held by affiliates following the offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

April 4, 2019

Page Two

Risk Factors

Risks Related to Our Business and Industry

We leverage a strategy of offering trial versions of our platform products…, page 31

2.	We note that you utilize free trial versions of your platform as part of your marketing strategy. Please disclose the conversion rate from free to paid users for the periods presented.

The Company supplementally advises the Staff that only a minority of customers using the trial version of its platform have converted to become paid users, and those customers who converted from free to paid users generally do not generate a meaningful amount of the Company’s revenue, individually or in the aggregate. The Company’s practice of offering free trial versions of its platform is not a material part of its marketing strategy to generate new customers and, instead, is meant to strengthen the Company’s relationship and reputation within the developer community by providing these developers with the ability to familiarize themselves with the Company’s platform without first becoming a paying customer. In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 30 and 101 of the Registration Statement to clarify this point.

Use of Proceeds, page 55

3.

You state that you intend to use proceeds from this offering to repay the outstanding indebtedness under your Second Lien Credit Agreement which you entered into in December 2018. Please expand the disclosure to describe the use of proceeds of this indebtedness (other than short-term borrowings used for working capital). Refer to Instruction 4 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 54 of the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 64

4.

Please revise your overview section to provide a balanced discussion regarding the material challenges, risks and opportunities focused on by your management. For example, discuss any material trends or uncertainties in your efforts to attract customers outside of the United States and to increase the numbers of POPs. In this regard, consider discussing your significant challenges related to the specific geographic areas in which you intend to focus. As another example, explain the trends of converting non-paying accounts into paying customers. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 65-67 of the Registration Statement.

Key Business Metrics

Number of Customers, page 68

5.

Your Dollar-Based Net Expansion Rate (DBNER) measures the expansion of usage among continuing customers but does not account for the decrease in the revenue attributable to former customers. To help us better understand your metric, please tell us how you measure retention of your customers. To the extent that it is material to an understanding of your customer count and the DBNER, please disclose and provide a discussion of your retention or attrition rate of customers.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

April 4, 2019

Page Three

The Company supplementally advises the Staff that the Company measures retention of its customers within a calendar year by measuring its annual revenue retention rate. The Company calculates its annual revenue retention rate by multiplying the final full month of revenue from a customer that terminated its contract with the Company (a “Churned Customer”) by the number of months remaining in the same calendar year (“Annual Revenue Churn”). The quotient of the Annual Revenue Churn from all of the Company’s Churned Customers divided by the Company’s annual revenue of the same calendar year is then subtracted from 100% to determine the annual revenue retention rate. The Company supplementally advises the Staff that it believes this calculation of annual revenue retention rate most accurately reflects the manner in which management monitors customer retention and churn. While the Company also considered alternative methodologies for this calculation, none of these alternatives significantly changed the annual revenue retention rates for the periods presented in the Registration Statement.

The Company’s annual revenue retention rate for the years ended December 31, 2018 and 2017 was 98.9% and 99.0%, respectively. In response to the Staff’s comment, the Company has revised the disclosure on pages 67-69 of the Registration statement.

Results of Operations

Year Ended December 31, 2017

Revenue, page 71

6.

You disclose that 2017 revenue was primarily attributed to usage of your platform. Please quantify for us the amount of revenues attributed to each of the other types of services you provide and if such services contributed materially to revenue growth from 2017 to 2018, revise to quantify such revenues. Refer to Section III.B.1 of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 72 of the Registration Statement.

Critical Accounting Policies and Estimates

Common Stock Valuation, page 76

7.

Please provide us with analysis of all equity awards granted to date in 2018 and 2019 including the amounts and fair value of the underlying common stock used to value such awards. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

In response to the Staff’s comment, set forth in the table below are the stock options granted by the Company in the 12 months ended December 31, 2018 and all stock options granted subsequent to such date, along with the fair value of the underlying shares of common stock used to value such awards at the grant date.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

April 4, 2019

Page Four

Grant Date	Number of Shares of Common Stock Underlying Stock Options Granted	Exercise Price Per Share of Common Stock	Deemed Fair Value Per Share of Common Stock for Financial Accounting Purposes
February 12, 2018	1,540,750	$1.77	$1.93
May 8, 2018	1,645,000	$1.77	$2.11
July 31, 2018	1,550,852	$2.22	$2.75
November 13, 2018	2,433,000	$3.75	$3.93
December 20, 2018	800,000	$3.75	$4.08
February 11, 2019	2,912,500	$4.12	*

The estimate of the fair value per share of the Company’s common stock and the exercise price per share had been determined at each grant date by the Company’s Board of Directors (the “Board”), taking into account independent common stock valuation reports (“Valuation Reports”) from the specialist valuation practice of a professional third-party valuation firm commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants (“AICPA”) Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation.

For financial reporting purposes, and as further described below, the Company retrospectively assessed the fair value used for computing stock based compensation after considering the fair value reflected on a subsequent valuation report and other facts and circumstances on the date of grant and used a straight-line methodology to interpolate the estimated fair value. The Company believes that the straight-line methodology provides the most reasonable basis for the valuation of its common stock because the Company did not identify any single event that occurred during periods between valuation dates that would have caused a material change in fair value. The Company did not re-assess the fair value of the common stock subsequent to the February 2019 Grants (as defined below) as it has not performed a valuation subsequent to February 11, 2019.

At each valuation date, the Company made a determination of enterprise value using the market approach. In deriving enterprise value using the market approach, the Company used either the Back-Solve Method or the Guideline Public Company Method (“GPCM”) and the transaction price of secondary transactions in the Company’s capital stock. The Back-Solve Method infers market value implied by a financing transaction on an arms-length basis. The GPCM derives market valuation multiples from the stock prices of comparable publicly traded companies. As the Company has not yet demonstrated a track record of profitable operations, the Company utilized a combination of last 12 months (“LTM”) actual revenue and next 12 months (“NTM”) forecast revenue in applying the GPCM.

After determining enterprise value, the Valuation Reports utilized either the option pricing method (“OPM”) or a combination of OPM, the probability-weighted expected return method (“PWERM”) and the Current Value Method (“CVM”) to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock. Under the OPM, the value of an equity interest is modeled as a call option with a distinct claim on the enterprise value of the Company. The call right is valued using a Black-Scholes option pricing model. The PWERM employs additional information not used in the OPM, including various market approach calculations depending upon the likelihood of various discrete future liquidity scenarios, such as an IPO or sale of the Company, as well as the probability of remaining a private company. The PWERM is typically used when the range of possible future outcomes and liquidity events for an enterprise, including an initial public offering (“IPO”), has narrowed, giving the enterprise a higher degree of confidence in the achievement of a particular outcome. As such, the PWERM can give more weight to the likely liquidity scenarios as compared to the normative distribution of the outcomes in the OPM.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

April 4, 2019

Page Five

In determining the estimated fair value of the Company’s common stock as of each grant date, the Board also considered that the Company’s common stock is not currently freely tradable in the public markets. Therefore, the estimated fair value of the Company’s common stock at each grant date reflects a discount for lack of marketability (“DLOM”) partially based on the anticipated likelihood and timing of a future liquidity event. The probability and timing of each potential liquidity event and the weighting of the different valuation methods in the Valuation Reports were based upon discussions between the Board and management team. In establishing the exercise price of the equity awards granted on each grant date, the Board relied on the most recent Valuation Report available to the Board at such time, which reflected a valuation of the underlying common stock that differs from the reassessed estimated fair value as described above, as such reassessed estimated fair value incorporates information that was not available at the time of grant.

The following are the key considerations in determining the value of the Company’s common stock at each valuation date.

November 2017

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of November 30, 2017, which determined a fair value of $1.77 (the “November 2017 Valuation Report”). The November 2017 Valuation Report utilized a market approach using the GPCM to determine the Company’s enterprise value. After determining enterprise value, the November 2017 Valuation Report utilized the OPM to allocate the enterprise value of the Company to the various classes and series of the Company’s capital stock, including the Company’s common stock. The November 2017 Valuation Report then applied a 25% discount for lack of marketability to the resulting fair value per share of the Company’s common stock.

On February 12, 2018 and May 8, 2018, in reliance on the November 2017 Valuation Report, the Board determined that the fair value of the Company’s common stock was $1.77 per share and granted options to purchase 1,540,750 shares of common stock and 1,645,000 shares of common stock, respectively, with an exercise price of $1.77 per share (the “February 2018 Grants” and “May 2018 Grants,” respectively).

June 2018

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of June 29, 2018, which determined a fair value of $2.22 per share (the “June 2018 Valuation Report”). The June 2018 Valuation Report was completed concurrently with the Company’s Series F Preferred Stock financing and utilized a market approach using the Back-Solve Method to determine the Company’s enterprise value, as the Series F Preferred Stock financing reflected independent and arm’s length pricing because there was a new lead investor. After determining enterprise value, the June 2018 Valuation Report utilized the OPM as the principal equity allocation method, as the Company had not established a timeline for going public, nor had third-party advisors such as investment bankers been consulted, and there was still a great level of uncertainty regarding the timing of any liquidity event. The June 2018 Valuation Report then applied a 17% discount for lack of marketability to the resulting fair value per share of the Company’s common stock.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

April 4, 2019

Page Six

The Company believes that the following significant factors also contributed to the increase in the fair value of its common stock between the November 2017 Valuation Report and the June 2018 Valuation Report:

•

June 2018 – Equity Financing – The Company successfully raised $40 million in an equity financing in which the Company issued shares of Series F Preferred Stock for $5.1123 per share. Deutsche Telekom and Sozo Ventures led the financing, with participation from an existing investor, Amplify Partners.

•

June 2018 – Board of Directors Appointment – The Company announced Kelly Wright, former Executive Vice President, Sales of Tableau Software, had joined the Board as its first independent, non-venture investor affiliated, board member. Ms. Wright’s sales experience in the cloud software and enterprise SaaS industry strengthened the Company’s strategic vision and execution.

For financial reporting purposes, the Company then retrospectively assessed the fair value of the company’s common stock in connection with the February 2018 Grants and May 2018 Grants using a straightline methodology and determined a deemed fair value per share for financial accounting purposes of $1.93 and $2.11, respectively.

On July 31, 2018, in reliance on the June 2018 Valuation Report, the Board determined that the fair value of the Company’s common stock was $2.22 per share and granted options to purchase 1,550,852 shares of common stock with an exercise price of $2.22 per share (the “July 2018 Grants”).

September 2018

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of September 30, 2018, which determined a fair value of $3.75 per share (the “September 2018 Valuation Report”). The September 2018 Valuation Report utilized the market approach using the GPCM to determine the Company’s equity value and assigned it a weighting of 65%. In September 2018, the Company anticipated completing an IPO in May or June of 2019, although it had not yet engaged underwriters for the potential IPO. The Company began incorporating the probability of a liquidity event, such as an IPO or sale of the Company, into its methodology for determining the fair value of the Company’s common stock. This IPO scenario was assigned a weighting of 25% in the September 2018 Valuation Report’s determination of fair value. The September 2018 Valuation Report also considered two secondary transactions in which shares of the Company’s common stock were sold in September 2018 at a weighted average price per share of $4.25 and assigned a weighting of 10% to such transactions. The September 2018 Valuation Report also applied a 20% and 15% discount for lack of marketability to the resulting fair value per share of the Company’s common stock under the GPCM and IPO scenario, respectively.

The Company believes that the following significant factors also contributed to the increase in the fair value of its common stock between the June 2018 Valuation Report and the September 2018 Valuation Report:

•

July 2018 – Board of Directors Appointment – The Company announced that Christopher Paisley had joined the Board as an independent, non-venture investor affiliated, board member. As a finance expert with broad public company directorship experience, Mr. Paisley was elected to the Board to help the Company prepare for a potential IPO.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

April 4, 2019

Page Seven

•

The Company was also more certain that it was approaching its IPO and had begun conversations with various potential underwriters, including those regarding potential valuations in the public market. Although the Company had not formally engaged an underwriter, the Board had instructed management to move forward with a potential IPO.

For financial reporting purposes, the Company then retrospectively assessed the fair value of the Company’s common stock in connection with the July 2018 Grants using a straightline methodology and determined a deemed fair value per share for financial accounting purposes of $2.75.

On November 13, 2018 and December 20, 2018, in reliance on the September 2018 Valuation Report, the Board determined that the fair value of the Company’s common stock was $3.75 per share and granted options to purchase 2,433,000 shares of common stock and 800,000 shares of common stock, respectively, with an exercise price of $3.75 per share (the “November 2018 Grants” and “December 2018 Grants,” respectively).

December 2018

The Company and a third-party valuation firm performed a valuation of the Company’s common stock as of December 31, 2018 and determined a fair value of $4.12 per share (the “December 2018 Valuation Report”). The December 2018 Valuation Report utilized the market approach using the GPCM to determine the Company’s equity value and assigned it a weighting of 56.7%. During this period, the Company continued to make preparations for a potential IPO. The Company engaged a lead underwriter for the IPO in November 2018 and began to hold regular drafting sessions to prepare the draft registration statement. As a result, the IPO scenario was assigned a weighting of 33.3% in the December 2018 Valuation Report’s determination of fair value. The December 2018 Valuation Report continued to assign a weighting of 10% to the two secondary transactions in September 2018. The December 2018 Valuation Report also applied a 15% and 12.5% discount for lack of marketability to the resulting fair value per share of the Company’s common stock under the GPCM and IPO scenario, respectively.

The Company believes that the following significant factor also contributed to the increase in the fair value of its common stock between the September 2018 Valuation Report and the December 2018 Valuation Report:

•	The Company’s continued progress towards an IPO, including regular meetings and drafting sessions with a lead underwriter

For financial reporting purposes, the Company then retrospectively assessed the fair value of the company’s common stock in connection with the November 2018 Grants and December 2018 Grants using a straightline methodology and determined a deemed fair value per share for financial accounting purposes of $3.93 and $4.08, respectively.

On February 11, 2019, in reliance on the December 2019 Valuation Report, the Board determined that the fair value of the Company’s common stock was $4.12 per share and granted options to purchase 2,912,500 shares of common stock with an exercise price of $4.12 per share (the “February 2019 Grants”).

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

April 4, 2019

Page Eight

Based upon all the factors and valuation methodologies discussed above, the Company advises the Staff that it recognized stock-based compensation expense as computed utilizing the Black Scholes option-pricing model based on what it believed was the fair value of the underlying shares of common stock for these stock options for financial reporting purposes, as described above, at the time of grant based on a retrospective review.

Business, page 80

8.

We note your disclosure on page F-8 that one customer accounted for 10% of total revenue for the year ended December 31, 2017. Please disclose the name of your greater than ten percent customer and provide a description of the material terms of any agreements with this customer. Refer to Item 101(c)(vii) of Regulation S-K.

The Company respectfully advises the Staff that the customer referred to accounted for 9.77% of the Company’s total revenue for the year ended December 31, 2017, which was rounded up to 10%. The Company estimates that the same customer accounted for 4.3% of the Company’s total revenue for the year ended December 31, 2018. Although several other customers accounted for more of the Company’s total revenue for the year ended December 31, 2018 than this customer, there were no customers that accounted for greater than 10% of the Company’s total revenue for the year ended December 31, 2018. In response to the Staff’s comment, the Company has revised the disclosure on page F-8 of the Registration Statement to clarify this point.

Market Opportunity, page 90

9.

Please tell us the basis for your belief that you have a total market opportunity of $35.8 billion in 2022. We note that you are incorporating the total sum of the markets that you address when you only address a portion of each of those markets. Your response should include your material assumptions underlying this prediction.

The Company supplementally advises the Staff that its platform fully addresses each of the edge computing, content delivery and streaming, cloud security and application delivery controller markets described in the Registration Statement, the sum of which is estimated to be $35.8 billion by 2022. In response to the Staff’s comment, the Company has revised the disclosures on pages 6 and 93-94 of the Registration Statement to clarify how its platform addresses each of these markets.

Description of Capital Stock

Voting Rights, page 128

10.	Please clarify the circumstances under which a separate class voting right will be provided to Class A shareholders under Delaware law.

In response to the Staff’s comment, the Company has revised the disclosure on page 132 of the Registration Statement.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

April 4, 2019

Page Nine

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-10

11.

You disclose on page 65 that you charge fees for the use of your platform based on committed, actual, or expected use and use is measured in gigabytes and requests. Please revise to disclose your policy for fees charged for expected use in reasonable detail. Also, revise your policy to describe how revenue is recognized for the different types of usage.

The Company supplementally advises the staff that it charges customers on the basis of committed and actual usage, not expected usage. In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Registration Statement.

General

12.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to the Staff’s comment, the Company is supplementally providing to the Staff under separate cover copies of such written communications.

13.

Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

The Company supplementally advises the Staff that, once available, it will provide the Staff with copies of the Company’s proposed graphics and artwork that it intends to use in its prospectus.

*            *             *

Please contact me at (650) 843-5864 with any questions or further comments regarding our responses to the Staff’s Comments.

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com

United States Securities and Exchange Commission

April 4, 2019

Page Ten

Sincerely,

Cooley LLP

/s/ Seth J. Gottlieb
Seth J. Gottlieb

cc:	Adriel Lares, Fastly, Inc.
Paul Luongo, Fastly, Inc.
Mark P. Tanoury, Cooley LLP
Jon C. Avina, Cooley LLP
Kate L. Nichols, Cooley LLP
Alan F. Denenberg, Davis Polk & Wardwell LLP
Sarah K. Solum, Davis Polk & Wardwell LLP

Cooley LLP 3175 Hanover Street Palo Alto, CA 94304-1130

t: (650) 843-5000 f: (650) 849-7400 cooley.com